

August 12, 2014

Via E-mail
Laurence Wainer
Chief Executive Officer
Blow & Drive Interlock Corporation
137 South Robertson Boulevard
Suite 129
Beverly Hills, CA 90211

> **Re: Blow & Drive Interlock Corporation**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed July 24, 2014**
> **File No. 333-196472**

Dear Mr. Wainer:

We have reviewed your responses to the comments in our letter dated June 27, 2014 and have the following additional comments.

General

1. We note your response to our prior comment 1 and reissue in part. In light of your response that this offering may be considered an indirect primary offering, please fix the price of your securities for the duration of the offering here and throughout your prospectus. In this regard, we note the disclosure that "selling shareholders may sell their shares at prevailing market or privately negotiated prices . . . ." As such, please delete such language throughout the document.

2. Please tell us which subsection of Rule 415 you are relying upon for your offering. We may have further comment once we review your response. Refer generally to Securities Act Rules C&DI 612.09, available on our website at www.sec.gov.

3. We note your response to our prior comment 3 and reissue in part. Please provide a risk factor explaining that your election to use the extended transition period for complying with new or revised account standards allows you to delay the adoption of new or revised accounting standards that have different effective dates for public and private companies until those standards apply to private companies. Please state in your risk factor that, as a result of this election, your financial statements may not be comparable to companies that comply with public company effective dates. Include a similar statement in your critical accounting policy disclosures.

Outside Front Cover of Prospectus, page 2

4. Please disclose on the cover page, as you have elsewhere, that there is currently no trading market for your securities, but that you intend to apply for admission to quotation on the OTC Bulletin Board.

5. We note your response to our prior comment 8 and reissue. Please include a cross-reference to the risk factors section. We note there is currently a blank placeholder for the page number. Please advise. Refer to Item 501(b)(5) of Regulation S-K.

6. We note your revised disclosure that the "prospectus relates to the offer and sale of 5,641,Shares of common stock of Blow & Drive Interlock Corporation (the 'Company'), $0.0001 par value per share . . . ." Please reconcile this with your disclosure in the heading that the selling shareholders will offer 5,641,000 shares of common stock for $1.00 per share. Please revise.

Prospectus Summary, page 4

7. We note your response to our prior comment 9 and your revised disclosure throughout the prospectus characterizing your business as that of a marketing and leasing company, as opposed to your prior disclosure that you were a manufacturing and distribution company. Please reconcile this with the disclosure in Note 1 to the financial statements that your Company "is a development-stage SEC reporting company that intends to manufacture and lease alcohol ignition interlock devices." As such, please revise throughout for consistency.

8. We note your response to our prior comment 11 and reissue in part. Please revise page 18 to remove the phrase "state-of-the-art."

Risks and Uncertainties facing the Company, page 5

9. We note your response to our prior comment 14 and reissue in part. Please clarify what your net losses were for the most recently completed fiscal year and any interim period.

10. We note your response to our prior comment 15 and reissue. Please confirm that $7,750 is your monthly burn rate, if true, and tell us how long your present capital will last at that rate and how much additional money you anticipate needing to accomplish the goals set out in your plan of operation here in the summary and in the liquidity and capital resources section.

11. In the last paragraph in this section, please revise to include balancing disclosure, that you currently do not have the additional financing you will need and that there is no guarantee that you be able to receive the additional needed financing.

Risk Factors, page 8

The Company is subject to regulatory oversight, page 10

12. We note your response to our prior comment 22 and reissue in part. Please reconcile your heading text that the Company may not "continue to receive the necessary regulatory approvals" with your disclosure here that currently "[t]he Company has not received any approvals for its ignition interlock device."

There is no public market for the Company's securities, page 12

13. We note your response to our prior comment 24 and reissue in part. Please tell us, with a view towards revised disclosure, if you will need to approach a market maker in order to qualify for quotation on the OTC Bulletin Board and if so, what steps have been taken toward this.

Selling Shareholders, page 14

14. We note your response to our prior comment 27 and reissue. It does not appear that your disclosure has been revised in the manner indicated.

Description of Securities, page 14

15. We note your response to our prior comment 28 and reissue. Please revise to explain what you mean by the statement that you are registering "up to" 5,641,000 shares of common stock. If there are undisclosed contingency plans in the event you do not register the entire 5,641,000 shares of common stock, please disclose.

The Business, page 16

Manufacture and Distribution, page 17

16. We note your response to our prior comment 35 and reissue in part. Please file your agreement with Well Electric as an exhibit or tell us why you do not believe you are required to do so. Refer to Item 601(b)(10) of Regulation S-K.

The Market, page 18

17. We note your response to our prior comment 39 and reissue. Please clarify what is meant by the phrase "some type of ignition interlock law" by briefly explaining the types of laws or convictions you reference. Additionally, please tell us why you are referring to the laws of Canada and Australia.

18. We note your response to our prior comment 40 and reissue. It does not appear that the projection language has been removed as you state in your response. We refer you to the

disclosure on page 18 that the "number of installed devices is expected to grow exponentially" and that the interlock device market could "surge nearly fivefold if a federal interlock bill is passed." Please revise to either remove that language or balance the disclosure to indicate that there is no guarantee that there will be growth in the industry.

Governmental Regulations, page 18

19. We note your response to our prior comment 41 and reissue in part. Please prominently state that your product currently has no NHTSA approval, and explain the connection between receiving NHTSA approval and submitting your device to an "independent testing laboratory to obtain certification."

20. Please revise to remove the website address that links to descriptions of state DUI/DWI laws, found at the end of the second paragraph in this section.

21. We note your disclosure on page 20 concerning your application for "approval as Bureau of Automotive Repair ('BAR') licensed provider." Please discuss this approval here and where you are in the process.

Marketing Strategy, page 19

22. We note your response to our prior comment 44 and reissue in part. Please clarify what is meant by the phrase "construction and development efforts."

Plan of Operation, page 19

23. We note your disclosure that after potential certification, "the Company will also appear on the list of certified and approved ignition interlock installers provided by the Court or other program to the DUI/DWI offenders." Please tell us who maintains this list, where it is available, and provide us the basis for your belief that your Company will appear on this list.

24. We note your disclosure that you have paid $18,000 for the lease of storefront location as of June 30, 2014. Please provide more details on this location, including its location and the material terms of your lease agreement. Please also file this agreement as an exhibit or tell us why you believe it is not material to your business. Please also revise the property section on page 21, as may be appropriate.

The Company, page 20

Relationship with Tiber Creek Corporation, page 21

25. We note your response to our prior comment 50 and your revised disclosure that Tiber Creek "receives cash compensation of $85,000." Please clarify whether this was a one-

time payment, or whether it is a renewable annual fee, or whether there are additional fees, as long as Tiber Creek continues to provide services to the Company.

Management's Discussion and Analysis, page 22

26. We note your response to our prior comment 54 and reissue in part. Please quantify the estimated funding needed to expand and implement your business plan and strategy.

Discussion of Period ended December 31, 2013

27. The last sentence in this section appears incomplete. Please revise to complete it.

Certain Relationships and Related Transactions, page 27

28. We note your response to our prior comment 59 and reissue in part. Please discuss the loan with Mr. Wainer here and provide the information required by Item 404(a) of Regulation S-K.

Item 15. Recent Sales of Unregistered Securities, page II-1

29. We note your response to our prior comment 66 and reissue in part. Please name the person or identify the class of persons to whom the securities were sold and provide us your analysis in support of the availability of the 4(a)(2) exemption.

Signatures, page II-5

30. We note your response to our prior comment 70 and reissue. The second half of the signature page should contain the signature of your sole officer and director in his capacities as principal financial executive officer, principal financial officer and your controller or principal accounting officer, in addition to his capacity as sole director.

You may contact Theresa Messinese at (202) 551-3307 or Lyn Shenk at (202) 551-3380 if you have questions regarding comments on the financial statements and related matters. Please contact Ryan Adams at (202) 551-3191 or me at (202) 551-3210 with any other questions.

Sincerely,

/s/ Susan Block

Susan Block
Attorney Advisor

cc: Via E-mail
        James Cassidy
        Cassidy & Associates